UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 15)*
BIOLASE, INC.
 (Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

090911108
 (CUSIP Number)

Jack W. Schuler
100 N. Field Drive, Suite 360
Lake Forest, Illinois 60045
(224) 880-1211
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 24, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 090911108		Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
JACK W. SCHULER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,486,710 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,486,710 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,486,710 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.34% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) This amount includes 530,266 Shares that the Reporting Person has the right to acquire upon exercise of Warrants and New Warrants (defined in Amendment No. 8 and Amendment No. 10) and 5,217,400 Shares that the Reporting Person has the right to acquire upon the conversion of 52,174 shares of Series E Preferred Stock (as defined herein).

(2) This percentage is based on a total of 35,522,089 Shares outstanding, which is the sum of: (i) 21,954,423 Shares outstanding as of September 30, 2019; (ii) 7,820,000 Shares issued in the Issuer’s underwritten public offering that closed on October 29, 2019; (iii) 5,217,400 Shares that the Reporting Person has the right to acquire upon the conversion of 52,174 shares of Series E Preferred Stock; and (iv) 530,266 Shares that the Reporting Person has the right to acquire upon exercise of Warrants and New Warrants.

SCHEDULE 13D

CUSIP No: 090911108		Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
JACK W. SCHULER LIVING TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,478,090 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,478,090 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,478,090 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.94% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) This amount includes 170,159 Shares that the Reporting Person has the right to acquire upon exercise of Warrants.

(2) This percentage is based on a total of 29,944,582 Shares outstanding, which is the sum of (i) 21,954,423 Shares outstanding as of September 30, 2019; (ii) 7,820,000 Shares issued in the Issuer’s underwritten public offering that closed on October 29, 2019; and (iii) 170,159 Shares that the Reporting Person has the right to acquire upon exercise of Warrants.

SCHEDULE 13D

CUSIP No: 090911108		Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS
RENATE SCHULER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,008,620 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,008,620 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,008,620 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.31% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) This amount includes 360,107 Shares the at the Reporting Person has the right to acquire upon exercise of New Warrants and 5,217,400 Shares that the Reporting Person has the right to acquire upon the conversion of 52,174 shares of Series E Preferred Stock.

(2) This percentage is based on a total of 35,351,930 Shares outstanding, which is the sum of: (i) 21,954,423 Shares outstanding as of September 30, 2019; (ii) 7,820,000 Shares issued in the Issuer’s underwritten public offering that closed on October 29, 2019; (iii) 5,217,400 Shares that the Reporting Person has the right to acquire upon the conversion of 52,174 shares of Series E Preferred Stock; and (iv) 360,107 Shares that the Reporting Person has the right to acquire upon exercise of New Warrants.

SCHEDULE 13D

CUSIP No: 090911108		Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS
SCHULER FAMILY FOUNDATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,988,620 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,988,620 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,988,620 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.25% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) This amount includes 360,107 Shares the at the Reporting Person has the right to acquire upon exercise of New Warrants and 5,217,400 Shares that the Reporting Person has the right to acquire upon the conversion of 52,174 shares of Series E Preferred Stock.

(2) This percentage is based on a total of 35,351,930 Shares outstanding, which is the sum of: (i) 21,954,423 Shares outstanding as of September 30, 2019; (ii) 7,820,000 Shares issued in the Issuer’s underwritten public offering that closed on October 29, 2019; (iii) 5,217,400 Shares that the Reporting Person has the right to acquire upon the conversion of 52,174 shares of Series E Preferred Stock; and (iv) 360,107 Shares that the Reporting Person has the right to acquire upon exercise of New Warrants.

SCHEDULE 13D

Page 6 of 9 Pages

Item 1.	Security and Issuer

This Amendment No. 15 to Schedule 13D (“Amendment No. 15”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed on November 10, 2014, as amended by Amendment No. 1 filed on November 10, 2014, Amendment No. 2 filed on March 6, 2015, Amendment No. 3 filed on October 14, 2015, Amendment No. 4 filed on October 23, 2015, Amendment No. 5 filed on November 9, 2015, Amendment No. 6 filed on November 13, 2015, Amendment No. 7 filed on December 14, 2015, Amendment No. 8 filed on August 3, 2016, Amendment No. 9 filed on October 10, 2016, Amendment No. 10 filed on April 17, 2017, Amendment No. 11 filed on July 5, 2017, Amendment No. 12 filed on November 9, 2017, Amendment No. 13 filed on November 30, 2017, and Amendment No. 14 filed on December 7, 2017 (collectively, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Shares”), of  BIOLASE, Inc. (the “Issuer”), whose principal executive offices are located at 4 Cromwell, Irvine, California 92618.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

In connection with the October 2019 Purchase Agreement (defined and described in Item 4 herein) entered into by the Foundation on October 24, 2019, the Foundation paid $3,000,005 to acquire 52,174 shares of Series E Participating Convertible Preferred Stock, par value $0.001 per share (“Series E Preferred Stock”). The purchase price was funded by funds donated to the Foundation, including funds donated by Mr. Schuler, who serves as co-Founder and Executive Director of the Foundation.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On October 24, 2019 the Foundation and other entities (the “October 2019 Investors”) entered into a Securities Purchase Agreement (“October 2019 Purchase Agreement”) with the Issuer.  In accordance with the October 2019 Purchase Agreement, the Issuer agreed to sell to the October 2019 Investors an aggregate of 69,565 shares of Series E Preferred Stock at a per share price of $57.50, of which the Foundation agreed to purchase 52,174 shares of Series E Preferred Stock, in a private placement (the “October 2019 Private Placement”).

The October 2019 Private Placement closed on October 29, 2019.  Under the terms of the Certificate of Designations for the Series E Preferred Stock, each share of Series E Preferred Stock will initially be convertible into 100 Shares, reflecting a conversion price equal to $0.5750 per Share, subject to customary anti-dilution adjustments (“Conversion Price”).  To the extent the Issuer’s board of directors declares a cash dividend payable upon the then-outstanding Shares, each holder of outstanding Series E Preferred Stock will be entitled to the amount of dividends as would be payable in respect of the number of Shares into which such Series E Preferred Stock could be converted.

The October 2019 Purchase Agreement contains customary terms regarding, among other things, representations and warranties and indemnification. Additionally, under the October 2019 Purchase Agreement, the Issuer grants certain registration rights to the October 2019 Investors. The Issuer is obligated to use commercially reasonable efforts to file, within 30 days following receipt of the Series E Requisite Stockholder Approval (defined below), a registration statement covering the resale of the Shares issued upon conversion of the Series E Preferred Stock and to effect the registration no later than 90 days after the filing date. The Issuer will be responsible for all of its fees and expenses incurred in connection with registering the Shares.

Pursuant to the Certificate of Designations for the Series E Preferred Stock, the Issuer will hold a meeting of its stockholders no later than June 1, 2020 (subject to postponement or adjournment in certain circumstances) in order to submit to a stockholder vote a charter amendment increasing the number of its authorized Shares in order to permit the full conversion of the Series E Preferred Stock and satisfy Nasdaq requirements with respect to the issuance of Shares upon conversion of the Series E Preferred Stock.  Following receipt of such stockholder approval (the “Series E Requisite Stockholder Approval”), the Issuer will promptly file with the Secretary of State of the State of Delaware a certificate of amendment to its Certificate of Incorporation reflecting the Series E Requisite Stockholder Approval.  Upon such filing, all shares of Series E Preferred Stock will be automatically converted into Shares equal to the number obtained by dividing (i) $57.50 plus any accrued but unpaid dividends by (ii) the Conversion Price.

SCHEDULE 13D

Page 7 of 9 Pages

The summaries contained herein of the October 2019 Purchase Agreement and the Certificate of Designations for the Series E Preferred Stock do not purport to be complete and are qualified in their entirety by reference to the full text or form of such documents, which are included as Exhibits S and T respectively, to this Schedule 13D and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b)  As of the date hereof, Mr. Schuler may be deemed to beneficially own, in the aggregate, 11,486,710 Shares, representing approximately 32.34% of the Shares outstanding. This amount consists of: (A) 1,307,931 Shares and 170,159 Shares obtainable upon exercise of Warrants held by the Trust, collectively representing approximately 4.94% of the Shares outstanding; (B) 4,411,113 Shares, 5,217,400 Shares obtainable upon the conversion of 52,174 shares of Series E Preferred Stock and 360,107 Shares obtainable upon exercise of New Warrants held by the Foundation, representing approximately 28.25% of the Shares outstanding; and (C) 20,000 Shares held by Mr. Schuler’s spouse, Ms. Schuler, representing approximately 0.07% of the Shares outstanding.

The foregoing beneficial ownership percentages are based on the sum of: (i) 21,954,423 Shares outstanding as of September 30, 2019, as set forth in the registration statement on Form S-1 declared effective on October 24, 2019 (File No.: 333-233629) (the “Registration Statement”); (ii) 7,820,000 Shares issued in the Issuer’s underwritten public offering that closed on October 29, 2019, as set forth in the Registration Statement; (iii) for purposes of calculating beneficial ownership of Mr. Schuler and the Trust pursuant to Rule 13d-3(d)(1)(i) under the Act, 170,159 Shares issuable upon exercise of Warrants held by the Trust; and (iv) for purposes of calculating beneficial ownership of Mr. Schuler and the Foundation pursuant to Rule 13d-3(d)(1)(i) under the Act, 5,217,400 Shares obtainable upon the conversion of 52,174 shares of Series E Preferred Stock and 360,107 Shares issuable upon exercise of New Warrants held by the Foundation.

As sole trustee of the Trust, Mr. Schuler shares with the Trust the power to vote or direct the vote, and the power to dispose or direct the disposition of, the 1,478,090 Shares beneficially owned by the Trust. Mr. Schuler disclaims any beneficial ownership in any of the Shares held by the Foundation.

As of the date hereof, Ms. Schuler may be deemed to beneficially own, in the aggregate, 10,008,620 Shares, representing approximately 28.31% of the Shares outstanding. This amount consists of (A) 20,000 Shares held by Ms. Schuler, representing approximately 0.07% of the Shares outstanding, and (B) 4,411,113 Shares, 5,217,400 Shares obtainable upon the conversion of 52,174 shares of Series E Preferred Stock and 360,107 Shares obtainable upon exercise of New Warrants held by the Foundation, representing approximately 28.25% of the Shares outstanding. Ms. Schuler disclaims any beneficial ownership in any of the Shares held by the Foundation.

The foregoing beneficial ownership percentages are based on the sum of: (i) 21,954,423 Shares outstanding as of September 30, 2019, as set forth in the Registration Statement; (ii) 7,820,000 Shares issued in the Issuer’s underwritten public offering that closed on October 29, 2019, as set forth in the Registration Statement; and (iii) for purposes of calculating beneficial ownership of Ms. Schuler and the Foundation pursuant to Rule 13d-3(d)(1)(i) under the Act, 5,217,400 Shares obtainable upon the conversion of 52,174 shares of Series E Preferred Stock and 360,107 Shares issuable upon exercise of New Warrants held by the Foundation.

Since the filing of Amendment No. 14, the Issuer effected a 1-for-5 reverse stock split on May 10, 2018.  The quantities of Shares reported throughout in this Amendment No. 15 reflect such reverse stock split.

SCHEDULE 13D

Page 8 of 9 Pages

(c)  As of the date hereof, no transactions in the Shares had been effected by the Reporting Persons within the past 60 days, except as set forth in this Amendment No. 15.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit S:
Securities Purchase Agreement, dated October 24, 2019, among BIOLASE, Inc. and the investors listed on Schedule I thereto (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on October 29, 2019).

Exhibit T:
Certificate of Designations, Preferences and Rights of Series E Participating Convertible Preferred Stock of BIOLASE, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on October 29, 2019).

SCHEDULE 13D

Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 29, 2019

JACK W. SCHULER

/s/ Jack W. Schuler

JACK W. SCHULER LIVING TRUST

By:	/s/ Jack W. Schuler
Name: Jack W. Schuler
Title: Trustee

RENATE SCHULER

/s/ Renate Schuler

SCHULER FAMILY FOUNDATION

By:	/s/ Jack W. Schuler
Name: Jack W. Schuler
Title: President